UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): August 20, 2008
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation

17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                              ☑ Form 20-F              ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:              ☐ Yes         No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Signatures
EX-10.1: MEMORANDUM OF AGREEMENT
EX-10.2: MEMORANDUM OF AGREEMENT
EX-10.3: MEMORANDUM OF AGREEMENT
EX-10.4: MEMORANDUM OF AGREEMENT
EX-99.1: PRESS RELEASE
EX-99.2: INVESTOR SLIDE SHOW

Entry into a Material Definitive Agreement
     On August 20, 2008, Oceanaut, Inc., a Marshall Islands corporation, through its nominated subsidiaries (the “Company”), entered into definitive agreements pursuant to which the Company has agreed to purchase, for an aggregate purchase price of $352,000,000, four dry bulk vessels. Pursuant to the Company’s Amended and Restated Articles of Incorporation, the entry into such definitive agreements provides the Company with a six-month extension for completion of a business combination, until March 6, 2009.
     The sale and delivery of each of the four dry bulk vessels is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name NORWEGIAN SALEFORM 1993, as further negotiated by the parties (each, an “MOA” and collectively, the “MOAs”). Copies of each MOA are attached hereto as Exhibits 10.1 through 10.4, and the terms thereof are incorporated herein by this reference.
     Under each of the MOAs, each respective seller warrants that each vessel being sold, at the time of its delivery, will be free of all encumbrances, taxes, liens, mortgages and any other debts or claims. Each respective seller will indemnify the Company or its nominated subsidiary against all claims made against each respective vessel incurred prior to delivery.
     Each seller has a fixed legal obligation under each MOA to deliver each vessel to the Company. If a seller does not deliver its vessel, the terms of the MOA provide that the deposit (inclusive of interest accrued thereon) would be returned to the Company and the MOA would become null and void. In the event that a seller fails to deliver its respective vessel by December 1, 2008, the Company may take legal action against such seller seeking damages for the seller’s breach of its obligations under the MOA.
     The vessel purchases will take place over the course of several closings. There will be an initial closing (the “Initial Closing”), at which time title to, and delivery of, two vessels whose aggregate fair market value will equal at least 80% of the Company’s net assets (excluding deferred underwriting discounts and commissions in the amount of $4,500,000), will be transferred and effectuated by the seller of each such vessel to the Company’s nominated subsidiary in accordance with the terms and conditions of each MOA relating to each such vessel, such that the Company’s initial business combination (as defined in its prospectus with respect to its initial public offering) may be consummated. The remaining vessels are to be delivered as soon as possible after the Initial Closing, on the basis of their then-current itineraries.
     The purchase of the vessels is subject, among other things, to the approval by the Company’s shareholders. The Company will seek the approval of its shareholders in accordance with its charter documents and pursuant to Marshall Islands law. The Company cannot consummate the purchase of the vessels unless (i) the holders of a majority of the shares of the Company’s common stock sold in its initial public offering (“Public Shareholders”) that are present or represented at the shareholders meeting are voted in favor of the vessel purchases and (ii) Public Shareholders owning less than 30% of the shares sold in the Company’s initial public offering properly exercise their conversion rights. If the foregoing conditions are not satisfied, then the MOAs will be deemed cancelled and of no further force and effect, with no further action required on the part of the parties. There can be no assurance that a business combination will be consummated.
Regulation FD Disclosure
     On August 25, 2008, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference, in which it announced the signing of the MOAs.

     The press release also announced that members of the Company’s management will hold a conference call on Monday, August 25, 2008, at 11:00 a.m., EST, concerning the proposed business combination for its shareholders as well as other persons who might be interested in purchasing the Company’s securities. The slide show presentation attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.2 will be used as the basis of the information presented during such conference call and for subsequent investor presentations and is incorporated by reference herein.
     The information contained in the press release and slide show presentation shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference in any filing under Securities Act of 1933, as amended.
Non-GAAP Financial Measures
     The press release and investor presentation attached as Exhibit 99.1 and Exhibit 99.2, respectively, contain disclosure of EBITDA for certain periods, which may be deemed to be a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission (the “SEC”). Management believes that EBITDA, or earnings before interest, taxes, depreciation and amortization, is an appropriate measure of evaluating operating performance and liquidity, because it reflects the ability of the Company to meet capital expenditures and working capital requirements and otherwise meet its requirements as they become due. The disclosure of EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows, revenue, or other measures of financial performance prepared in accordance with generally accepted accounting principles.
Forward Looking Statements
     This Report of Foreign Private Issuer on Form 6-K, and other statements the Company may make, including statements about the benefits of entering into the MOAs, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “expect,” “anticipate,” “forecasts,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.
     Forward-looking statements are based largely on expectations and projections about future events and future trends and are subject to numerous assumptions, risks and uncertainties, which change over time. The Company’s actual results could differ materially from those anticipated in forward-looking statements and you should not place any undue reliance on such forward looking statements. Factors that could cause actual performance to differ from these forward-looking statements include the risks and uncertainties disclosed in the Company’s filings with the SEC. The Company’s filings with the SEC are accessible on the SEC’s website at http://www.sec.gov. Forward-looking statements speak only as of the date they are made. In particular, the anticipated timing and benefits of the consummation of the transactions contemplated as part of the Company’s proposed business combination is uncertain and could be affected by many factors, including those detailed in the Company’s filings with the SEC.

Where to Find Additional Information
     The Company is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. The Company’s proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of the Company to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.
     The Company will file with the SEC a proxy statement in connection with the proposed vessel purchases described herein. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed vessel purchases. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Oceanaut, Inc., 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece.
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transactions. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed with the SEC in connection with the proposed transactions.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

10.1	Memorandum of Agreement relating to the ACHILLES II dated August 20, 2008 between Raman Investments Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Achilles Management S.A., as seller.

10.2	Memorandum of Agreement relating to the IRIS II dated August 20, 2008 between Gavial Marine Corporation, a guaranteed nominee of Oceanaut, Inc., as buyer, and Iris Marine Carriers S.A., as seller.

10.3	Memorandum of Agreement relating to the MEDI CEBU dated August 20, 2008 between Tunmore Shipholding Co., a guaranteed nominee of Oceanaut, Inc., as buyer, and Sea Triumph Maritime S.A., as seller.

10.4	Memorandum of Agreement relating to the THREE STARS dated August 20, 2008 between Skelton Maritime Ltd., a guaranteed nominee of Oceanaut, Inc., as buyer, and Three Stars Maritime S.A., as seller.

99.1	Press Release dated August 25, 2008

99.2	Investor Slide Show Presentation

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.

Date: August 25, 2008	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer